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                                   FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of                    March 2005
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Commission File Number              000-51034
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                          ACE Aviation Holdings Inc.
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                (Translation of registrant's name into English)

     5100 de Maisonneuve Boulevard West, Montreal, Quebec, Canada, H4A 3T2
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                   (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

          Form 20-F                   Form 40-F             X
                    ----------------                ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):



         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                             No          X
              ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________


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On March 21, 2005, ACE Aviation Holdings Inc. announced that it had filed preliminary prospectuses in Canada for the concurrent offering of Class A Variable Voting Shares and Class B Voting Shares, and Convertible Senior Notes due 2035. Excerpts from the announcement are set forth below:

ACE AVIATION FILES PRELIMINARY PROSPECTUSES RELATING TO CONCURRENT EQUITY AND CONVERTIBLE SENIOR NOTE OFFERINGS TO RAISE APPROXIMATELY $600 MILLION

Air Canada obtains commitments for a Syndicated Revolving Credit Facility of $300 million

MONTREAL, March 21, 2005 - ACE Aviation Holdings Inc. announced today that it has filed preliminary prospectuses in Canada for the concurrent offering of Class A Variable Voting Shares and Class B Voting Shares, and Convertible Senior Notes due 2035. Gross proceeds from the concurrent offerings are expected to be approximately $600 million, approximately $350 million in equity and approximately $250 million in convertible notes. It is anticipated that ACE will grant the underwriters over-allotment options to purchase up to an additional 15 per cent of each of the offerings, during the 30 days following closing.

In addition, Air Canada, ACE Aviation's principal subsidiary, obtained commitments from a syndicate of lenders for the establishment of a two year senior secured revolving credit facility in an aggregate amount of $300 million, subject to completion of the equity offering.

The net proceeds from the offerings will be used primarily to repay currently outstanding debt of $540 million under the exit credit facility with General Electric Capital Corporation.

The shares and convertible notes being offered by ACE have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The statements made in this release concerning the Company's future prospects are forward-looking statements that involve risks and uncertainties, which may prevent expected future results from being achieved. All dollar amounts in this release are in Canadian dollars. For those statements, we claim the protection of the safe harbour for forward-looking statements contained in the securities laws. The Company cautions that actual future performance could be affected by a number of factors, including regulatory change and competitive factors, many of which are beyond the Company's control. Therefore, future events and results may vary substantially from what the Company currently foresees. Additional information identifying risks and uncertainties is contained in the Company's 2004 Management's Discussion and Analysis (MD&A) and in other filings with securities commissions in Canada and the United States.

Contacts:         Isabelle Arthur (Montreal)(514) 422-5788
                  Laura Cooke (Toronto)     (416) 263-5576
                  Angela Mah (Vancouver)    (604) 270-5741




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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 ACE AVIATION HOLDINGS INC.
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                                                        (Registrant)

Date:    March 21, 2005                 By:  /s/ Sydney John Isaacs
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                                             Name:   Sydney J. Isaacs
                                             Title:  Senior Vice-President,
                                                      Corporate Development and
                                                      Chief Legal Officer